Filed by TekInsight.Com, Inc.
                                                  pursuant to Rule 425 under the
                                              Securities Act of 1933, as amended
                               Subject Company: Data Systems Network Corporation
                                                    Commission File No.: 1-11568

FOR MORE INFORMATION, CONTACT:
Melissa Beck
Edelman PR Worldwide
312-240-3376
melissa_beck@edelman.com

Julie Hall
Edelman PR Worldwide
312-297-7525
julie_hall@edelman.com

        TEKINSIGHT.COM ANNOUNCES AVAILABILITY OF BUGSOLVER (TM) DEVELOPER

Software Support Professionals Now Get 20 Times More Information From Crashed PC
        Instantly Through BugSolver's Unique Streaming XML(TM) Technology

NEW YORK APRIL 17, 2000 -TekInsight.Com, Inc. (NASDAQ: TEKS TEKSW) today announced the availability of the company's first of several services, BugSolver Developer(TM). BugSolver Developer helps software development personnel provide virtually instant, accurate answers to desktop/mobile computer users when a hardware or software failure occurs.

Through the use of a non-intrusive software agent that is resident on the user's computer, BugSolver Developer generates an in-depth operational profile of the PC at the time of failure. This data-rich profile is sent via the Internet to a private area on the BugSolver Web site, which tracks each PC's crash history. Rather than spending a great deal of time on the phone or in person with the user, the BugSolver support professional simply reviews the operational profile on the Web to fix the problem in a timely manner.

"One of the biggest problems the support industry faces is the gathering of information from the end user or operating system failure codes," said Richard Rysiewicz, Director of the Service Section of the Computing Technology Industry Association (CompTIA). "This causes huge inefficiencies in technical support and service industries. BugSolver Developer provides much more comprehensive data on the PC's condition at the time of the problem. It has the potential to dramatically reduce the cost and increase the speed of technical support, improving the productivity of support organizations around the world."

At the heart of BugSolver is a unique technology called Streaming XML(TM). Developed by TekInsight.com, Streaming XML harnesses today's tremendous amount of Internet and PC-based data by streaming it into XML and compressing the format for real-time storage and presentation.

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"Our Streaming XML technology is allowing us to develop new and innovative products like BugSolver," said Alex Kalpaxis, TekInsight.com chief technology officer. "We are extending our core technology into large-scale e-commerce initiatives to help our customers collect massive amounts of information from multiple real-time sources and manage that flow of data. Streaming XML gives scalability and control."

The Help Desk Institute, a computer services industry research group (www.helpdeskinst.com), estimates that up to 80 percent of technical support cost stems from the time it takes to uncover and re-enact activities at the time of a software or hardware failure. BugSolver Developer reduces this time significantly and generates more than 20 times the amount of failure information regarding the condition of the computer at the time of failure, allowing for more efficient problem-solving.

Initial users have found Bugsolver to improve their ability to support the management of web sites from both a hardware and software perspective. Infocrossing (www.infocrossing.com), a subsidiary of COSI (Nasdaq:COSI), a premier provider of collocation services, complex managed web-hosting services and other value-added e-commerce services to Application Service Providers
(ASPs), Internet Service Providers (ISPs) and web-oriented enterprises, is an early adopter of BugSolver. Infocrossing supplies on-line, custom management software tools, using BugSolver to support its mission-critical users.

"BugSolver allows our engineers to quickly identify major failures, which quickly correct problems and prevents future failures," according to Joseph Germanotta, Infocrossing President and COO. "We feel confident that this product helps ensure the reliability and availability of our customers applications."

BugSolver Developer is the first in a series of BugSolver services aimed at different types of users. The BugSolver Developer support service is available by subscription to developer support organizations and third party technical support providers. More information on how to obtain the service is available on the BugSolver Web site, via e-mail to sales@bugsolver.com.

ABOUT TEKINSIGHT.COM.

TekInsight.com, Inc. is a world-class Internet development company with a product set that includes XML Streaming technology. TekInsight.com's customers include Microsoft, IBM and other Fortune 500 companies. Some of the company's proprietary technology include various Web-based diagnostic software agents and web-based e-commerce performance analysis tools. TekInsight.com is currently using this expertise to build several Internet-based commercial products and services. For more information, visit www.tekinsight.com or call 212.271.8550.

                                      # # #

(Editors Please Note: We have two screen shots that illustrate the depth of data that BugSolver provides compared to that provided by the PC operating system. You can download these images at www.bugsolver.com/screenshots.html)

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that certain statements in this release are "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and involve known and unknown risks, uncertainties and other factors. Such uncertainties and risks include, among others, certain risks associated with the closing of the transaction described above, government regulation, and general economic and business conditions. Actual events, circumstances, effects and results may be materially different from the results, performance or achievements expressed or implied by the forward-looking statements. Consequently, the forward looking statements contained herein should not be regarded as representations by TekInsight.com, Data Systems or any other person that the projected outcomes can or will be achieved.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

TekInsight.com plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and TekInsight.com and Data Systems expect to mail a Joint Proxy Statement/Prospectus to shareholders of TekInsight.com and Data Systems containing information about the merger. Investors and shareholders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about TekInsight.com, Data Systems, the merger, the persons soliciting proxies relating to the merger, their interests in the merger, and other related matters. Investors and shareholders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained (when available) from TekInsight.com by directing a request to TekInsight.com, Inc., 5 Hanover Square, 24th Floor, New York, New York 10004, attention: Arion Kalpaxis, telephone: (212) 271-8550.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, TekInsight.com and Data Systems file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by TekInsight.com or Data Systems at the SEC's public reference room at 450 Fifth Street, N.W., Washington D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. TekInsight.com's and Data Systems' filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

TekInsight and its officers and directors may be deemed participants in the solicitation of proxies from its stockholders with respect to the transactions contemplated by the merger agreement and may have an interest either directly or indirectly by virtue of their security holdings or otherwise. Information regarding such officers and directors is included in Tekinsight's Report on Form 10-K for the fiscal year ended June 30, 1999 filed with the Commission in October 1999. In addition, since the date of the TekInsight 10-K, Mr. Steven J. Ross has become President and Chief Executive Officer, and Mr. Arion Kalpaxis has become Chief Operating Officer, of TekInsight. Prior to joining TekInsight, Mr. Ross was a director of Data Systems from October 1999 until February 2000. Since February 2000, Mr. Ross has been Chairman of the Board and Chief Executive Officer of VarsOnly.com, Inc., an Internet start-up focusing on computer resellers. Since August 1999, Mr. Ross has been a director of Interactive Frontiers, Inc., a developer, manufacturer and marketer of computer-based digital video instructional software. From July 1998 to July 1999 Mr. Ross was Vice President and General Manager of Toshiba America Information Systems, a subsidiary of Toshiba Corp. active in computer sales, support and manufacturing in North and South America. From October 1995 through June 1998, he was President and General Manager of the reseller division, and President, Corporate Marketing, for Inacom Corp., a computer product and service company. Mr. Arion Kalpaxis has served as Chief Operating Officer of Astratek since April 1997. From 1995 to May 1996 Mr. Kalpaxis was Vice President for BT Ventures and the Bankers Trust Electronic Commerce group responsible for the development of business models for new initiatives in electronic commerce. Prior to 1995 Mr. Kalpaxis was a partner at Metron Consulting Group where he advised clients in business strategy and development, and managed efforts designed to bring about fundamental changes in support of new business initiatives. The 1999 TekInsight 10-K is available free of charge at the Commission's web site://www.sec.gov and from TekInsight at the address set forth above.

Data Systems and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Data Systems with respect to the transactions contemplated by the merger agreement and may have an interest either directly or indirectly by virtue of their security holdings or otherwise. Information regarding such officers and directors is included in the Data Systems Report on Form 10-K for the fiscal year ended December 31, 1999 filed with the Commission in March 2000. This document is available free of charge at the Commission's web site at http://www.sec.gov and from the Data Systems address at 34705 W. 12 mile road, Suite 300, Farmington Hills, Michigan 48331,
Attention: Chief Financial Officer.